UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

MYSTARU.COM, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

628636102
(CUSIP Number)

Yvonne B. Chen

     Suite703, Haiyun Court, Haiyun St.
     Country Garden, Shunde China 528312

(86) 757 2663 9986
 (Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 628636102	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS	Wukuang IE Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	British Virgin Islands

	7	SOLE VOTING POWER	82,000,000 ¹
NUMBER OF
SHARES	8	SHARED VOTING POWER	-0-
BENEFICIALLY
OWNED BY THE	9	SOLE DISPOSITIVE POWER	82,000,000 ¹
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON	82,000,000 ¹

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	27.34% ¹

14	TYPE OF REPORTING PERSON	CO

 (1) Includes warrants to purchase 22,000,000 shares of MyStarU.com, Inc. common stock.

CUSIP No. 628636102	Page 3 of 4 Pages

This Amendment No. 1 (the “Amendment No. 1”) filed by Wukuang IE Limited (the “Reporting Person”), relates to the Statement of Beneficial Ownership on Schedule 13D filed on August 17, 2009 with respect to the common stock, par value $.001 per share (the “Common Stock”), of MyStarU.com, Inc., a Delaware corporation (the “Company”).

ITEM 4. PURPOSE OF THE TRANSACTION.
Except as otherwise described above, as of the filing of this Amendment No. 1, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional shares of Common Stock, or the disposition of shares of Common Stock that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company’s business or corporate structure; (f) changes in the Company’s certificate of incorporation or other actions which may impede the acquisition of control of the Company by any other person; (g) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 of the Schedule13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(a)
As of the close of business on October 5, 2009, the Reporting Person beneficially owned 60,000,000 restricted shares of Common Stock and warrants to purchase another 22,000,000 shares of Common Stock, representing a total of 82,000,000, or 27.34%, of the total outstanding shares of Common Stock as of such date.

(b)	The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock described in Item 5(a) above.

(c)
On September 25, 2009, pursuant to a Stock Purchase Agreement between the Reporting Person and the Company, the Reporting Person purchased 10,000,000 restricted shares of Common Stock and warrants to purchase 22,000,000 additional restricted shares of Common Stock at a strike price of $.12 at an aggregate purchase price of $800,000.

(d)
To the Reporting Person’s knowledge, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in Item 5(a) above.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 10.1	Stock Purchase Agreement by and between the MyStarU.com, Inc. and Wukuang IE Limited dated as of September 25, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 8, 2009	YVONNE B. CHEN

/s/ Yvonne B. Chen
Yvonne B. Chen
Director, Wukuang IE Limited